PACIFIC NORTH WEST CAPITAL CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Canada M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on August 20, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Pacific Time, on Monday, August 18, 2008.

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Pacific North West Capital Corp. (the "Company") hereby appoints: Harry Barr, President, or failing this person, Charlotte Brown, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Pacific North West Capital Corp. to be held at 2303 West 41st Avenue, Vancouver, BC V6M 2A3 on August 20, 2008 at 10:00am Pacific Time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors
To set the number of Directors at four.

For	Against
[ ]	[ ]

2. Election of Directors

	For	Withhold
01. Harry Barr	[ ]	[ ]
02. Dennis Hop	[ ]	[ ]
03. Jordan Point	[ ]	[ ]
04. Linda Holmes	[ ]	[ ]

3. Appointment of Auditors
To re-appoint James Stafford Inc., Chartered Accountants as Auditors of the Company and authorize the Directors to fix their renumeration.

For	Withhold
[ ]	[ ]

4. Stock Option Plan
To approve by disinterested shareholders, the renewal to the Company's 2005 Stock Option and Incentive Plan.

For	Against
[ ]	[ ]

5. Actions, Deeds and Conduct
To approve and ratify the actions, deeds and conduct of the Directors.

For	Against
[ ]	[ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

_______ / _______ / _______